Exhibit 99.1

AYR Wellness Reports Second Quarter 2024 Results

MIAMI, August 7, 2024 – AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, is reporting financial results for the second quarter ended June 30, 2024. Unless otherwise noted, all results are presented in U.S. dollars.

David Goubert, President & CEO of AYR, said, “Our team remains acutely focused on laying the groundwork for AYR’s next phase of growth. This includes advancing the progress made over the last 18 months to improve operations across our markets, continuing to invest in our CPG brands and retail experience, and ensuring that AYR is best positioned to capitalize on the anticipated transition to adult-use in three of our core markets: Ohio, Florida, and Pennsylvania. We continue to believe AYR has more upside from these three markets than any other company in our industry.

“We are also encouraged by the progress made towards the reclassification of cannabis from Schedule I to Schedule III, a change which would eliminate the onerous and unjust 280E tax penalty. The recent closure of the comment period was an important step forward for our industry and represented overwhelming support for rescheduling cannabis. This positive momentum underscores the growing acceptance of cannabis in a mainstream sense.

“While we are encouraged by the progress we’ve made in our operations, the second quarter presented challenges due to both internal and external factors including wholesale pricing pressure, tightening consumer wallets from persistent inflation, and margin pressure in select markets where we have recently increased our cultivation and production, but which are not yet optimized. Despite these near-term setbacks, we are well positioned for growth and margin expansion in the second half of 2024 as our adult-use growth catalysts materialize in Ohio along with improved operations in these recently scaled markets.

“Looking beyond 2024, we will continue to focus on enhancing the overall health of the business to seek to ensure that AYR is poised for sustainable and profitable financial growth. We are pleased with the work we have done but remain focused on delivering further progress. By staying committed to our strategic initiatives, focusing on operational excellence, and leveraging our differentiated market position, we believe that AYR will emerge stronger and more resilient as we enter this next phase of accelerated growth in the years ahead.”

Second Quarter Financial Summary

	Q2 2023	Q1 2024	Q2 2024	% Change Q2/Q2		% Change Q2/Q1
Revenue	$116.7	$118.0	$117.3	0.5%		-0.6%
Gross Profit	$56.6	$50.7	$47.2	-16.6%		-6.9%
Adjusted Gross Profit[1]	$69.1	$62.6	$60.7	-12.2%		-3.0%
Operating Loss	$(4.6)	$(2.0)	$(7.7)	NA		NA
Adjusted EBITDA[1]	$29.4	$29.1	$25.7	-12.6%		-11.7%
Adjusted EBITDA Margin[1]	25.2%	24.7%	21.9%	-330	bps	-280	bps

1 Adjusted EBITDA, Adjusted Gross Profit and Adjusted EBITDA Margin are non-GAAP measures, and accordingly are not standardized measures and may not be comparable to similar measures used by other companies. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see the reconciliation tables appended to this release.

Second Quarter and Recent Highlights

●	Launched adult-use sales in Ohio across the first tranche of stores approved by the state, with three affiliated AYR stores included. AYR has the future right to ownership of all three dispensaries, subject to regulatory approval.

●	Entered into option agreement that provides AYR with the future ability to acquire 100% of Good Day Dispensary, LLC (“Good Day”), a fourth Ohio dispensary license.

●	Opened its third retail store in Illinois in June with AYR Cannabis Dispensary Hometown, located near Chicago Midway International Airport, and its fourth Illinois retail store in July with AYR Cannabis Dispensary Normal.

●	Secured real estate financing for indoor cultivation in Florida, with plans to redevelop a 98,000 square foot building within the property to serve as a regulated cannabis cultivation facility. The financing was completed with Innovative Industrial Properties (IIP); IIP committed to funding AYR up to $30 million for the construction.

●	In July 2024, appointed Louis Karger as Chairman of the Board following the resignation of prior Executive Chairman Jonathan Sandelman.

Financing and Capital Structure

The Company deployed $3.6 million of capital expenditures in Q2 and remains on target with the Company’s guidance of approximately $20 million for the full year. AYR ended Q2 with aggregate cash, cash equivalents, and a restricted cash balance of $47.5 million.

As of June 30, 2024, the Company had approximately 114.1 million fully diluted shares outstanding based on a treasury method calculation as of that date (excluding 23 million warrants expiring in February 2026 with an exercise price of USD $2.12).

Outlook

For the third quarter, AYR expects revenue growth to be up low to mid-single digits from Q2 based on the timing and ramping of the Ohio Adult Use rollout. AYR also expects to improve Adjusted EBITDA margins from current levels in the second half of 2024 as the Company rebuilds toward its 25% Adjusted EBITDA margin target.

AYR also continues to expect positive GAAP cash flow from operations for calendar 2024, as well as positive free cash flow for calendar 2024 assuming the elimination of 280E tax liabilities.

Conference Call

AYR management will host a conference call, followed by a question-and-answer period.

Date: Wednesday, August 7, 2024

Time: 8:00 a.m. ET

Toll-free dial-in number: (844) 763-8274

International dial-in number: (647) 484-8814

Conference ID: 10190621

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=bRdrPVJ3

Please dial into the conference call 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact the Company’s investor relations team at ir@ayrwellness.com.

The conference will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available for one month until end of day Saturday, September 7, 2024.

Toll-free replay number: (877) 344-7529

International replay number: (412) 317-0088

Replay ID: 1160951

Financial Statements

Certain financial information reported in this news release is extracted from AYR’s Consolidated Financial Statements and MD&A for the quarter ended June 30, 2024. Ayr files its financial statements and MD&A on SEDAR+ and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents (loss) income from continuing operations, as reported under GAAP, before interest and tax, adjusted to exclude non-core costs, other non-cash items, including depreciation and amortization and further adjusted to remove non-cash stock-based compensation, impairment expense, the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), acquisition and transaction related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported under GAAP, adjusted to exclude the incremental costs to acquire cannabis inventory in a business combination (when applicable; none of which was incurred for any of the periods presented), interest, depreciation and amortization, start-up costs and other non-core costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjusted Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three months ended June 30, 2024.

Forward-Looking Statements

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and its financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements are often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “expect”, “target”, “continue”, “forecast”, “design”, “goal” or negative versions thereof and other similar expressions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this release is subject to the assumptions and risks as described in our MD&A for the quarter ended June 30, 2024.

Additional Information

For more information about the Company’s Q2 2024 operations and outlook, please view AYR’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Company Contact:

Jon DeCourcey

Head of Investor Relations

T: (786) 885-0397

Email: ir@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Balance Sheets
(Expressed in United States Dollars, in thousands, except share amounts)

	As of
	June 30, 2024	December 31, 2023
ASSETS
Current
Cash, cash equivalents and restricted cash	$47,483	$50,766
Accounts receivable, net	14,377	13,491
Inventory	116,875	106,363
Prepaid expenses, deposits, and other current assets	10,244	22,600
Total Current Assets	188,979	193,220
Non-current
Property, plant, and equipment, net	280,961	310,615
Intangible assets, net	659,376	687,988
Right-of-use assets - operating, net	167,449	127,024
Right-of-use assets - finance, net	37,908	40,671
Goodwill	94,108	94,108
Deposits and other assets	7,586	6,229
TOTAL ASSETS	$1,436,367	$1,459,855

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Current
Trade payables	30,441	24,786
Accrued liabilities	30,961	40,918
Lease liabilities - operating - current portion	11,187	9,776
Lease liabilities - finance - current portion	7,809	9,789
Income tax payable	11,128	90,074
Debts payable - current portion	15,247	23,152
Accrued interest payable - current portion	1,254	1,983
Total Current Liabilities	108,027	200,478
Non-current
Deferred tax liabilities, net	64,965	64,965
Uncertain tax position liabilities	97,649	-
Lease liabilities - operating - non-current portion	167,042	125,739
Lease liabilities - finance - non-current portion	15,811	18,007
Construction finance liabilities	-	38,205
Debts payable - non-current portion	167,573	167,351
Senior secured notes, net of debt issuance costs	216,278	243,955
Accrued interest payable - non-current portion	5,632	5,530
Other long-term liabilities	22,383	24,973
TOTAL LIABILITIES	865,360	889,203

Commitments and contingencies

Shareholders' equity
Multiple Voting Shares - no par value, unlimited authorized. Issued and outstanding - nil and 3,696,486 shares, respectively	-	-
Subordinate, Restricted, and Limited Voting Shares - no par value, unlimited authorized. Issued and outstanding - 104,723,808 and 64,574,077 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 9,433,723 and 9,645,016 shares, respectively	-	-
Additional paid-in capital	1,509,610	1,370,600
Treasury stock - nil and 645,300 shares, respectively	-	(8,987)
Accumulated other comprehensive income	3,266	3,266
Accumulated deficit	(927,934)	(783,101)
Equity of Ayr Wellness Inc.	584,942	581,778
Noncontrolling interest	(13,935)	(11,126)
TOTAL SHAREHOLDERS' EQUITY	571,007	570,652
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,436,367	$1,459,855

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Operations
(Expressed in United States Dollars, in thousands, except per share amounts)

	Three Months Ended		Six Month Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues, net of discounts	$117,308	$116,737	$235,348	$234,402
Cost of goods sold	70,149	60,090	137,527	129,473
Gross profit	47,159	56,647	97,821	104,929

Operating expenses
Selling, general, and administrative	41,779	46,929	81,011	98,980
Depreciation and amortization	12,010	11,867	24,084	27,481
Acquisition and transaction costs	1,041	2,402	2,364	4,642
Total operating expenses	54,830	61,198	107,459	131,103

Loss from continuing operations	(7,671)	(4,551)	(9,638)	(26,174)

Other income (expense), net
Fair value gain (loss) on financial liabilities	-	(3,866)	-	23,731
Loss on the extinguishment of debt	-	-	(79,172)	-
Gain (loss) on sale of assets	2,823	12	2,828	(47)
Interest expense, net	(20,327)	(10,496)	(37,947)	(18,061)
Interest income	92	233	194	399
Other income, net	604	352	2,405	631
Total other (expense) income, net	(16,808)	(13,765)	(111,692)	6,653

Loss from continuing operations before income taxes and noncontrolling interest	(24,479)	(18,316)	(121,330)	(19,521)

Income taxes
Current tax provision	(14,827)	(12,887)	(26,312)	(24,065)
Total income taxes	(14,827)	(12,887)	(26,312)	(24,065)

Net loss from continuing operations	(39,306)	(31,203)	(147,642)	(43,586)

Discontinued operations
Gain (loss) from discontinued operations, net of taxes (including loss on disposal of $180,194 for the six months ended June 30, 2023)	-	559	-	(184,686)
Loss from discontinued operations	-	559	-	(184,686)

Net loss	(39,306)	(30,644)	(147,642)	(228,272)
Net loss attributable to noncontrolling interest	(548)	(711)	(2,809)	(3,736)
Net loss attributable to Ayr Wellness Inc.	$(38,758)	$(29,933)	$(144,833)	$(224,536)

Basic and diluted net loss per share
Continuing operations	$(0.34)	$(0.42)	$(1.37)	$(0.56)
Discontinued operations	-	0.01	-	(2.59)
Total (basic and diluted) net loss per share	$(0.34)	$(0.41)	$(1.37)	$(3.15)

Weighted average number of shares outstanding (basic and diluted)	114,140	72,756	106,012	71,390

Ayr Wellness Inc.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
(Expressed in United States Dollars, in thousands)

	Six Months Ended
	June 30, 2024	June 30, 2023
Operating activities
Consolidated net loss	(147,642)	$(228,272)
Less: Loss from discontinued operations	-	(4,492)
Net loss from continuing operations before noncontrolling interest	(147,642)	(223,780)
Adjustments for:
Fair value gain on financial liabilities	-	(23,731)
Stock-based compensation	6,902	10,008
Depreciation and amortization	14,395	17,783
Amortization of intangible assets	29,462	29,010
Amortization of financing costs	9,609	1,145
Amortization of financing discount	3,498	-
Amortization of financing premium	(52)	(1,509)
Provision for credit losses	897	-
Employee retention credits recorded in other income	(318)	-
(Gain) loss on sale of assets	(2,828)	47
Loss on the extinguishment of debt	79,172	-
Loss on the disposal of Arizona business	-	180,194
Changes in operating assets and liabilities:
Accounts receivable	(1,783)	(1,254)
Inventory	(10,511)	736
Prepaid expenses, deposits, and other current assets	2,147	1,550
Trade payables	2,718	(8,770)
Accrued liabilities	(3,306)	(1,215)
Accrued interest payable, current and non-current portions	(628)	(2,044)
Lease liabilities - operating	2,289	1,219
Income tax payable	(78,946)	23,416
Uncertain tax position liabilities	97,649	-
Cash provided by continuing operations	2,724	2,805
Cash provided by discontinued operations	-	2,180
Cash provided by operating activities	2,724	4,985

Investing activities
Purchase of property, plant, and equipment	(10,422)	(13,939)
Capitalized interest	(3,094)	(5,464)
Proceeds from the sale of assets	41	-
Cash paid for business combinations and asset acquisitions, net of cash acquired	-	(1,500)
Cash paid for business combinations and asset acquisitions, working capital	-	(2,600)
Cash paid for bridge financing	-	(73)
Purchase of intangible asset	-	(1,500)
Cash used in investing activities from continuing operations	(13,475)	(25,076)
Proceeds from sale of Arizona business - discontinued operation	-	18,084
Cash received for working capital - discontinued operations	-	840
Cash used in investing activities of discontinued operations	-	(44)
Cash used in investing activities	(13,475)	(6,196)

Financing activities
Proceeds from exercise of warrants	27	-
Proceeds from notes payable	40,000	10,000
Proceeds from financing transaction, net of financing costs	8,309	-
Debt issuance costs paid	(9,096)	-
Payment for settlement of contingent consideration	(10,094)	(10,000)
Tax withholding on stock-based compensation awards	(283)	(321)
Repayments of debts payable	(16,278)	(13,778)
Repayments of lease liabilities - finance (principal portion)	(5,117)	(5,177)
Cash provided by (used in) financing activities by continuing operations	7,468	(19,276)
Cash used in financing activities from discontinued operations	-	(123)
Cash provided by (used in) financing activities	7,468	(19,399)

Net decrease in cash and cash equivalents and restricted cash	(3,283)	(20,610)
Cash, cash equivalents and restricted cash at beginning of the period	50,766	76,827
Cash included in assets held-for-sale	-	3,813
Cash, cash equivalents and restricted cash at end of the period	$47,483	$60,030

Supplemental disclosure of cash flow information:
Interest paid during the period, net	$29,158	$23,110
Income taxes paid during the period	7,608	959
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	47,892	3,134
Recognition of right-of-use assets for finance leases	1,985	3,858
Issuance of promissory note related to business combinations	-	1,580
Conversion of convertible note related to business combination	-	2,800
Issuance of Equity Shares related to business combinations and asset acquisitions	-	115
Issuance of Equity Shares related to settlement of contingent consideration	-	4,647
Issuance of promissory note related to settlement of contingent consideration	-	14,000
Settlement of contingent consideration	-	37,713
Capital expenditure disbursements for cultivation facility	1,394	241
Extinguishment of construction finance liabilities for lease reclassification of cultivation facility	39,176	-
Extinguishment of note payable related to sale of Arizona business	-	22,505
Extinguishment of accrued interest payable related to sale of Arizona business	-	1,165
Reduction of lease liabilities related to sale of Arizona business	-	16,734
Reduction of right-of-use assets related to sale of Arizona business	-	16,739
Retirement of Treasury Shares	8,987	-
Issuance of warrants in connection with debt extinguishment	47,049	-
Issuance of Equity Shares in connection with debt extinguishment	94,302	-

Ayr Wellness Inc.
Unaudited Interim Consolidated Adjusted EBITDA and Gross Profit Reconciliation
(Expressed in United States Dollars, in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Loss from continuing operations (GAAP)	(7,671)	(4,551)	(9,638)	(26,174)

Interest (within cost of goods sold "COGS")	624	763	1,295	1,514
Depreciation and amortization (from statement of cash flows)	21,694	21,756	43,857	46,793
Acquisition and transaction costs	1,041	2,402	2,364	4,642
Stock-based compensation, non-cash	3,438	4,424	6,902	10,008
Start-up costs[1]	3,501	2,235	5,876	5,962
Other[2]	3,075	2,417	4,136	13,037
	33,373	33,997	64,430	81,956

Adjusted EBITDA from continuing operations (non-GAAP)	25,702	29,446	54,792	55,782

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-core costs including non-operating adjustments, severance costs and non-cash inventory write-downs

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Gross profit (GAAP)	47,159	56,647	97,821	104,929

Interest (within COGS)	624	763	1,295	1,514
Depreciation and amortization (within COGS)	9,684	9,889	19,773	19,313
Start-up costs (within COGS)	2,056	748	3,156	3,010
Other (within COGS)	1,226	1,013	1,319	5,577

Adjusted Gross Profit from continuing operations (non-GAAP)	60,749	69,060	123,364	134,343